SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that received from B3 – Brasil, Bolsa, Balcão, Official Letter 221/2023-SLS, transcribed below, requesting clarification regarding news published in the press.

Transcript of Official Letter B3 221/2023-SLS

“Centrais Elétricas Brasileiras S.A. - Eletrobras

At. Mrs. Elvira Baracuhy Cavalcanti Presta

Investor Relations Officer

Ref.: Request for clarification on news published in the press

Dear Sirs,

In news published by the newspaper Valor Econômico, on 02/02/2023, under the title “New PDV of Eletrobras”, it is stated, among other information, that the Company can downsize its staff with a second voluntary dismissal plan (PDV), which would aim to cut about 20% of the costs of the company, which has 10,500 employees.

We request clarification on the highlighted item, until 9 am on 02/03/2023, with or without confirmation, as well as other information considered important.”

In response to the said demand, Eletrobras clarifies that in the presentation of the earnings conference for the second quarter of 2022, held on August 15, 2022, which is duly filed, as a Market Announcement, the possibility of implementation of two Voluntary Dismissal Programs (“PDVs”): in the first year for retirees and retirees, with a termination period of up to April 2023, and in the second year for up to 20% of the workforce in April 2023 (page 9 of the presentation ). Additionally, at the conference for the third quarter, held on November 10, 2022, we informed about the launch and progress of the first PDV (pages 4, 8, 9 and 30 of the presentation). We point out that the aforementioned presentations were duly filed at B3 and CVM through the EmpresasNet system.

In addition, the Company disclosed a Market Announcement on October 28, 2022, informing the launch, on November 1, 2022, of the first PDV.

Thus, considering the disclosures made in 2022, the Company considers that the market was duly informed about this initiative mentioned by the press, and there is no new information in the report that has not yet been disclosed through the appropriate channels of the Company.

The Company clarifies that the percentage of 20% refers to the number of employees, as previously disclosed, and not to representative costs in currency.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

In addition to the clarification above on the published news, the Company takes the opportunity to inform the results of the first Voluntary Dismissal Program, object of the Market Announcement of October 28, 2022.

There were 2,494 employees joining, of which 943 have already been dismissed and the remaining employees should be dismissed during 2023, as decided by the Company. Given that adherence was higher than initially expected, the estimated cost became R$ 1.2 billion, with estimated savings of R$ 1.1 billion/year.

Rio de Janeiro, February 02, 2023.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.